Exhibit 6.14

HOLOSFIND

Société anonyme au capital de 1.593.118 euros

Siège Social: 29 rue du Louvre - 75002 Paris, France

407 400 842 RCS Paris

July 31, 2017

Digital Social Retail, Inc.

205 E. 42nd St.

New York, NY 10017

Attn: Sylvain Bellaïche

Dear Mr. Bellaïche:

This letter agreement (this “Agreement”) sets forth the agreement between Holosfind S.A., a société anonyme organized in France with its principal office at 21 rue de la Paix, 75002, Paris, France (“Holosfind”), Mr. Sylvain Bellaïche, President of Holosfind S.A., in his capacity as President and as an individual (Mr. Bellaïche, collectively with Holosfind, “Assignors”) and Digital Social Retail Inc., a Delaware corporation with its principal office at 205 E 42nd St., New York, NY 10017 (“Assignee”) with respect to the Acquired Rights (as defined below).

1.              Transfer of Intellectual Property. In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignors hereby irrevocably sell, assign, transfer and convey to Assignee, and its successors and assigns, and Assignee hereby accepts, all of Assignors’ right, title, and interest of every kind and nature in and to all intellectual property property rights used in connection with a digital convergence platform (the “Platform”) that runs proprietary cloud-based software called “Social Retail” (the “Software”), currently being marketed and sold by Assignee and used by Assignee in connection with Assignee’s business, and confirms Holosfind’s intention to transfer and assign any and all such rights in the Platform, Software, and hardware that Assignee currently markets and sells to DSR in the near future (“Acquired Rights”). The Acquired Rights, set forth in Schedule A attached hereto (“Schedule of Acquired Rights”), include without limitation any:

(a)                copyrights, whether registered or unregistered trademarks, trade names, and service marks, whether registered or unregistered, together with the goodwill of the business connected with the use of, and symbolized by, such marks, whether registered or unregistered, and any exclusive copyright licenses;

(b)               issuances, extensions, and renewals of any registrations and applications related thereto;

(c)                claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal and equitable relief for past, present, and future infringement, misappropriation, violation, breach, or default; and

(d)               other rights, privileges, and protections of any kind whatsoever of Assignor accruing under any of the foregoing provided at law or in equity throughout the world; and

(e)                rights in all domain names used by DSR.

Assignors are represent and warrant that to their knowledge, no other Holosfind employee or contractor has any rights in the Acquired Rights or has made any claim to any rights in the Acquired Rights.

2.             Consideration. As consideration in full for the Acquired Rights, Assignee shall pay Assignor a one-time fee in the amount of $1.00 and other good and valuable consideration. Assignee hereby waives any and all claims it has, or may have in the future, against Assignor arising from, relating to, or with respect to the Acquired Rights.

3.             Further Assurances. From and after the date hereof, upon Assignee’s reasonable request, and at Assignee’s expense, Assignors shall take such steps and actions, and provide such cooperation and assistance to Assignee and its successors, assigns, and legal representatives, including the execution and delivery of any affidavits, declarations, oaths, exhibits, assignments, powers of attorney, or other documents, as may be necessary to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

4.             General.

(a)                Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

(b)               Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(c)                Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(d)               Governing Law; Venue. All matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Any legal suit, action, or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such legal suit, action, or proceeding.

(e)                Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto.

(f)                Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; and any single or partial exercise of any right, remedy, power, or privilege hereunder shall not preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

(g)               Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

HOLOSFIND S.A.

By:	/s/ Sylvain Bellaïche
	Name:	Sylvain Bellaïche
	Title:	President

Sylvain Bellaïche

/s/ Sylvain Bellaïche

DIGITAL SOCIAL RETAIL, INC.

By:	/s/ Sylvain Bellaïche
	Name:	Sylvain Bellaïche
	Title:	President and Chief Executive Officer

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Schedule A

Schedule of Acquired Rights

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